

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4631

March 31, 2016

<u>Via E-Mail</u>
James Cassidy, Esq.
President
Burney Hill Acquisition Corp, et al.
215 Apolena Avenue
Newport Beach, CA 92662

    Re: **Burney Hill Acquisition Corp**
               Registration Statement on Form 10-12(g)
               Filed January 7, 2016
               File No. 000-55559

               Cabot Hill Acquisition Corp
               File No. 000-55560

               Event Hill Acquisition Corp
               File No. 000-55562

               Franklin Hill Acquisition Corp
               File No. 000-55561

               Grant Hill Acquisition Corp
               File No. 000-55564

               Jackson Hill Acquisition Corp
               File No. 000-55563

               Lincoln Hill Acquisition Corp
               File No. 000-55565

               Perry Hill Acquisition Corp
               File No. 000-55566

               Scott Hill Acquisition Corp
               File No. 000-55567

               Sherman Hill Acquisition Corp
               File No. 000-55568

Dear Mr. Cassidy:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Craig E. Slivka, for

Pam A. Long
Assistant Director
Office of Manufacturing and Construction